EXHIBIT 4.31.3

CONSULTING AGREEMENT

This Consulting Agreement (“Agreement”) is by and between KKS-TU GmbH, a German Corporation (“KKS”), located at Otfried-Müller-Str. 45, 72076 Tubingen, Germany, and Gentium, an Italy Corporation (“Gentium”), located at Piazza XX Settembre 2, Villa Gardia (Como), Italy.

1.	Description of Services

As of the date hereof, KKS will provide Gentium with clinical and regulatory consulting services (“the Services”).

KKS will use its best efforts to perform the Services in accordance with the highest standards of its field. KKS will work closely with Gentium by meetings, teleconferences and project reviews to assure that the Services are performed as desired.

2.	Performance of Services

The manner in which the Services are to be performed shall be based on Estimated Project Budgets (Appendix A “offer A-SC-OQ04/06); KKS shall work as many hours as may be reasonably necessary to fulfill KKS’s obligations under this Agreement. For translation of documents, KKS will inform Gentium on the reason why translation is needed for the scope of this agreement.

3.	Payment to KKS

By the 5th day of every month, KKS shall submit an invoice to Gentium. All invoices will clearly define each task performed. Gentium shall pay KKS no later than 30 days following receipt of each invoice.

4.	Term/Termination

This Agreement shall be effective for two years from the signature date. Either party may terminate this Agreement by serving the other party with 60 days prior written notice to that effect. In the event of breach that the other party breaches this Agreement and fails to cure that breach within 30 days of receipt of written notice to that effect.

5.	Relationship of Parties

It is understood by the parties that KKS is an independent contractor with respect to Gentium, and not an employee of Gentium. Gentium will not provide fringe benefits, including health insurance benefits, paid vacation or any other employee benefit, for the benefit of KKS or KKS’s employees.

6.	Disclosure

KKS and Gentium recognize that KKS may work on various and similar projects for other clients. It is understood and agreed that KKS will not disclose to Gentium any confidential information of past and present clients. Gentium will rely on KKS’s ethical judgment to avoid conflicts of interest. Notwithstanding the above, KKS is required to disclose any outside activities or interests, including ownership or participation in the development of prior inventions, that conflict with the best interests of Gentium. Prompt disclosure is required under this paragraph if the activity or interest is related, directly or indirectly, to any activity that KKS may be involved with on behalf of Gentium.

7.	KKS’s Employees and Subcontractors

KKS’s employees and professionals with whom they have contracts, if any, who perform services for Gentium under this Agreement, shall also be bound by the provisions of this Agreement.

8.	Confidentiality

a.
Gentium recognizes that during the discussions leading up to this Agreement and during the term of this Agreement, KKS has acquired or will acquire from Gentium information which Gentium considers to be proprietary and confidential. For example, Gentium has or will have products, prices, business affairs, future plans, trade secrets, process information, customer lists, technical information, product design information, and other proprietary information (collectively, “Information”) which are valuable, special and unique assets of Gentium. KKS agrees that KKS will not at any time or in any manner, either directly or indirectly, [i] use any Information for KKS’s own benefit, (ii) use any Information other than for the purpose of performing its services under this Agreement, or (iii) divulge, disclose or communicate in any manner to any third party any Information without the prior written consent of Gentium. KKS will protect the Information and treat it as strictly confidential for a period of 10 years. A violation of this paragraph shall be a material violation of this Agreement.

b.	Unauthorized Disclosure of Information

If it appears that KKS has disclosed with fault [or has threatened to disclose) information in violation of this Agreement, Gentium shall be entitled to an injunction to restrain KKS from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed. Gentium shall not be prohibited by this provision from pursuing other remedies, including a claim for losses and damages.

c.	Services by KKS to Third Parties

The parties recognize that KKS may provide consulting services to third parties. However, KKS is bound by the confidentiality provisions of this ..\f4- Agreement,

and KKS may not use the information, directly or indirectly, for the benefit of third parties.

9.	Indemnification/Hold Harmless

KKS will not be held liable for any loss, injury or damage incurred by Gentium or by a third party as a result of the performance of the Services and/or as a result of Gentium’s activities, provided that such loss, injury or damage does not arise from KKS’s gross negligence or willful misconduct or breach of this Agreement. This obligation shall survive the expiration or earlier termination of this Agreement.

10.	Notices

All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or sent certified and return receipt requested, postage prepaid, addressed as follows:

Gentium:	Gentium 22079 Villa Guardia (Como), Italy

Attn:	Massimo Iacobelli, Scientific Director

KKS:	KKS-TU GmbH Otfried-Müller-Str. 45 72076 Tübingen, Germany

Attn:	Prof. Dr. C. H. Gleiter, Managing Director

Such addresses may be changed from time to time by either party by providing written notice in the manner set forth above.

11.	Entire Agreement

This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

12.	Amendment

This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

13.	Severability

If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed and enforced as so limited.

14.	Waiver of Contractual Right

The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

15.	Governing law and jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Italy, without reference to any conflicts of law principles therein, and the courts of Como shall have sole jurisdiction in the event of a dispute arising between the parties in that regard.

16.	Inventions

Any and all inventions, discoveries, reports or work product which KKS may make during the term of this Agreement relating to the subject matter hereafter (the “Inventions”) and all know-how which KKS may develop in connection therewith shall be Gentium’s property and shall be disclosed promptly and fully to Gentium in writing.

The obligations set forth in this paragraph shall survive the termination of expiration of this Agreement.

For:	Gentium.

By:	/s/ Laura Iris Ferro Laura Iris Ferro	Date:	Feb. 13, 2006
Title:	President

For:	KKS-TU GmbH

By:	/s/ Prof. Dr. C. H. Gleiter Prof. Dr. C. H. Gleiter	Date:	Jan. 25, 2006
Title:	Managing Director